Filed pursuant to 424(b) (3)

SEC File No. 333-128662

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 20, 2007 and the Prospectus Supplement No. Two dated October 15, 2007. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of October 29, 2007, and all references to property acquisitions, commitments and loans should be read in that context.

RECENT DEVELOPMENTS

At October 29, 2007, we had a portfolio of 75 lifestyle properties, including ten owned through unconsolidated ventures, within the following seven asset classes: Marinas, Ski and Mountain Lifestyle, Destination Retail, Golf Courses, Merchandise Marts, Attractions and Dealerships. We have also made 11 loans, ten of which remain outstanding, and have committed to acquire 28 additional golf properties. All of the properties in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators that we consider to be significant industry leaders.

As of October 29, 2007, we entered into an asset purchase agreement committing to acquire from American Golf Corporation and certain of its affiliates (collectively “AGC”) 28 golf courses (22 fee simple and six leasehold interests) (the “AGC Properties”) for a purchase price of $301.0 million. AGC currently manages over 160 private, resort and daily fee golf courses in the United States. As part of the transaction, Evergreen Alliance Golf Limited, L.P. (“EAGLE,” formerly known as “EAGL”), which currently operates 15 of our golf courses, will acquire 14 additional golf courses. On October 29, 2007, we provided a deposit of $11.5 million under the asset purchase agreement.

We anticipate leasing our interests in the AGC Properties on a long-term triple-net basis to EAGLE to operate on our behalf. The leases for all properties are expected to have a 20-year initial term, with four 5-year renewal options. All of the leases will be cross-defaulted with our existing EAGLE Golf Club leases.

The transaction is expected to close by year end and is subject to the successful completion of due diligence and other terms and conditions. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the AGC Properties will ultimately be acquired.

THE OFFERING

As of August 31, 2007, we had received $1.3 billion (126.6 million shares) in subscription proceeds for this offering, including $32.2 million (3.4 million shares) received through our reinvestment plan. As of that same date, we had received $1.8 billion (178.1 million shares) in total proceeds in connection with our public offerings, including proceeds received through our reinvestment plan. Our total proceeds exclude $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of our initial offering and $1.2 million for 117,708 restricted common shares issued to CNL Financial Group, Inc. in December 2004.

BUSINESS

The following information updates and supplements the “Golf Courses” section beginning on page 80 of the prospectus.

GOLF COURSES

EAGL Golf Clubs

As of October 29, 2007, we entered into an asset purchase agreement committing to acquire from American Golf Corporation and certain of its affiliates (collectively “AGC”) 28 golf courses (22 fee simple and six leasehold interests) (the “AGC Properties”) for a purchase price of $301.0 million. AGC currently manages over 160 private, resort and daily fee golf courses in the United States. As part of the transaction, Evergreen Alliance Golf Limited, L.P. (“EAGLE,” formerly known as “EAGL”), which currently operates 15 of our golf courses, will acquire 14 additional golf courses. On October 29, 2007, we provided a deposit of $11.5 million under the asset purchase agreement.

The following table sets forth the names and locations of each of the AGC Properties:

Fee Simple Interests

Mission Hills Country Club	Northbrook, Illinois
Eagle Brook Country Club	Geneva, Illinois
Majestic Oaks Golf Club	Ham Lake, Minnesota
Ruffled Feathers Golf Club	Lemont, Illinois
Tamarack Golf Club	Naperville, Illinois
Continental Golf Course	Scottsdale, Arizona
Desert Lakes Golf Course	Bullhead City, Arizona
Tatum Ranch Golf Club	Cave Creek, Arizona
Kokopelli Golf Course	Gilbert, Arizona
Arrowhead Country Club	Glendale, Arizona
Legend at Arrowhead Golf Resort	Glendale, Arizona
London Bridge Golf Club	Lake Havasu, Arizona
Superstition Springs Golf Club	Mesa, Arizona
Foothills Golf Club	Phoenix, Arizona
Stonecreek Golf Club	Phoenix, Arizona
Painted Desert Golf Club	Las Vegas, Nevada
Ancala Country Club	Scottsdale, Arizona
Tallgrass Country Club	Witchita, Kansas
Deer Creek Golf Club	Overland Park, Kansas
Arrowhead Golf Club	Littleton, Colorado
Hunt Valley Golf Club	Phoenix, Maryland
Meadowbrook Country Club	Tulsa, Oklahoma

Leasehold Interests

David L. Baker Memorial Golf Center	Fountain Valley, California
Forest Park Golf Course	St. Louis, Missouri
Las Vegas Golf Club	Las Vegas, Nevada
Shandin Hills Golf Club	San Bernadino, California
Meadowlark Golf Course	Huntington Beach, California
Micke Grove Golf Course	Lodi, California

Ten of the AGC Properties are private courses: Ancala Country Club, Arrowhead Country Club, Eagle Brook Country Club, Foothills Golf Club, Hunt Valley Golf Club, Meadowbrook Country Club, Mission Hills Country Club, Tallgrass Country Club, Tamarack Golf Club and Tatum Ranch Golf Club. The remainder of the AGC Properties are public golf courses. All of the AGC Properties feature an 18-hole golf course, except for Majestic Oaks Golf Club, London Bridge Golf Club and Forest Park Golf Course, which feature 45, 36, and 27-hole courses, respectively. The approximate federal income tax basis of the depreciable portion of the AGC Properties is estimated to be $282.0 million. The AGC Properties will be adequately insured and are expected to have $12.0 million in capital expenditures over the next three years.

The transaction is expected to close by year end and is subject to the successful completion of due diligence and other terms and conditions. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the AGC Properties will ultimately be acquired.

Leases. We anticipate leasing our interests in the AGC Properties on a long-term triple-net basis to EAGLE to operate on our behalf. The leases are expected to have a 20-year initial term, with four 5-year renewal options. All of the leases will be cross-defaulted with our existing 15 EAGLE Golf Club leases. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

Operator. For information on EAGLE (formerly known as EAGL), see the section entitled “Business – Property Acquisitions – Golf Courses – EAGL Golf Clubs” which begins on p. 85 of the prospectus.

Competition. Generally, the AGC Properties face a variety of competitors depending on their locations and quality. The private courses compete with other private courses or high-end public courses within a nearby 50 mile radius, and generally compete on the basis of management expertise, reputation, featured facilities, quality of services and price. The public courses compete with other public courses in their local metropolitan area as well as private courses, depending on the quality of the public course.

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